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                     January 17, 2024

       Joseph Sutaris
       Principal Financial Officer and Principal Accounting Officer Community Bank System, Inc.
       5790 Widewaters Parkway
       DeWitt, New York 13214 -1883

                                                        Re: Community Bank
System, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-13695

       Dear Joseph Sutaris:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance